Infosys®

TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

October 8, 2020

Dear Sir/ Madam,

Sub: Press release

Please find enclosed the press release titled '**Infosys to Acquire Award-Winning Digital Customer Experience, Commerce & Analytics Company, Blue Acorn iCi**' for your information and records.

This information will also be hosted on the Company's website, at www.infosys.com.

Yours Sincerely,
For **Infosys Limited**

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Infosys®

PRESS RELEASE

Infosys to Acquire Award-Winning Digital Customer Experience, Commerce & Analytics Company, Blue Acorn iCi

Leading Adobe, Salesforce Commerce & Shopify Partner, further strengthens Infosys' digital capabilities across North America

Bengaluru, India and Raleigh, NC - October 08, 2020: Infosys (NYSE: INFY), a global leader in next-generation digital services and consulting, today announced a definitive agreement to acquire Blue Acorn iCi, Adobe Platinum partner in the US, and a leader in digital customer experience, commerce and analytics. The move further strengthens Infosys' end-to-end customer experience offerings and demonstrates its continued commitment to help clients navigate their digital transformation journey.

Blue Acorn iCi is an award-winning digital customer experience company. It brings to Infosys significant cross-technology capabilities through the convergence of customer experience, digital commerce, analytics, and experience driven commerce services. With services that include strategy, analytics, design, and engineering, Blue Acorn iCi elevates marquee global brands across industries from Media, Consumer Goods & Retail, to Financial Services, Manufacturing and Technology.

Together with Infosys' earlier acquisition of WONGDOODY that offers creative and marketing services, BlueAcorn iCi brings complimentary capabilities to help global CMOs and businesses thrive in a digital commerce world. This acquisition further deepens Infosys' capabilities in the Adobe, Magento, Salesforce Commerce and Shopify ecosystems.

With over a decade-long track record of building digital content and commerce experiences for Fortune 500 brands, Blue Acorn iCi has attained the unique position of being among the first ever Adobe Platinum Partners with AEM & Magento Specializations while also receiving the 2020 Emerging Solution Partner of the Year award in the Americas.

Ravi Kumar S, President, Infosys, said, "We are focused on partnering with global brands and CMOs to help them navigate their digital experience and commerce challenges. The Blue Acorn iCi acquisition is another important milestone in Infosys' journey to build capabilities relevant to the digital priorities of our clients and reaffirms our commitment to the Adobe ecosystem. We are excited to welcome Blue Acorn iCi and its leadership team into the Infosys family."

"We have spent a decade refining our approach to building iconic, user-centric experiences for some of the world's most beloved brands, and our entire team is excited to embark on this new journey of growth with the Infosys family," said **Greg Boone, Co-CEO of Blue Acorn iCi**.

Chris Guerra, Co-CEO of Blue Acorn iCi added, "By becoming a part of the Infosys family, Blue Acorn iCi will be able to better serve our clients and their customers as we elevate our scale, technical acumen, global reach, creative capabilities & consumer insight expertise. Together, we will be able to offer unrivaled services and insights to help companies become the new leaders of digital experience & commerce."

Investment Bank CG Petsky Prunier, part of Canaccord Genuity, advised Blue Acorn ICI on the transaction.

The acquisition is expected to close during the third quarter of fiscal 2021, subject to customary closing conditions.

Adobe and the Adobe logo are registered trademarks or trademarks of Adobe in the United States and/or other countries.

Salesforce is a trademark of salesforce.com, inc.

Shopify is a trademark of Shopify Inc.

About Blue Acorn iCi

Born from the minds of engineers, data scientists, digital commerce experts, designers, and strategists, Blue Acorn iCi is the leading independent digital customer experience company. We work with executives responsible for the growth of Fortune 500 brands (and those who aspire to enter the Fortune 500!) who want to get more out of their digital customer experience. Through the strategic fusion of content management, commerce & analytics, our teams solve problems and deliver results leveraging our deep expertise in strategy, experience design, engineering and DTC services. For more information please visit www.blueacornici.com.

About Infosys

Infosys is a global leader in next-generation digital services and consulting. We enable clients in 46 countries to navigate their digital transformation. With nearly four decades of experience in managing the systems and workings of global enterprises, we expertly steer our clients through their digital journey. We do it by enabling the enterprise with an AI-powered core that helps prioritize the execution of change. We also empower the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. Our always-on learning agenda drives their continuous improvement through building and transferring digital skills, expertise, and ideas from our innovation ecosystem.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions

affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2020. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Media Contacts:
For further information, please contact: PR_Global@infosys.com

Infosys®

Disclosure under SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015: -

Name of the target entity,	Blue Acorn iCi Group. Acquirer: Infosys Nova Holdings, LLC, a wholly owned subsidiary of Infosys Limited.
Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired?	No.
Industry to which the entity being acquired belongs	Information Technology services and Consulting services.
Objects and effects of acquisition	Infosys is focused on partnering with global brands and Chief Marketing Officer (CMOs) to help them navigate their digital experience and commerce challenges. This acquisition is an important milestone in our journey to build capabilities relevant to the digital priorities of Infosys' clients. The move further strengthens Infosys' end-to-end customer experience offerings and demonstrates its continued commitment to help clients navigate their digital transformation journey. This move reaffirms Infosys' commitment to the growing Adobe ecosystem, Salesforce Commerce, and Shopify.
Any governmental or regulatory approvals required for the acquisition	None.
Indicative time period for completion of the acquisition	The acquisition is expected to close during the third quarter of FY 2021, subject to customary closing conditions.
Nature of consideration	Cash.
Cost of acquisition or the price at which the shares are acquired;	Up to USD 125 million including management incentives and bonuses.
Percentage of holding	100% of the equity share capital.
Brief Background	Born from the minds of engineers, data scientists, digital commerce experts, designers, and strategists, company was formed as a result of merger of Blue Acorn, a digital commerce UX design and strategy agency and iCi Digital, a data driven marketing solutions provider. The Company is an award-winning digital customer experience, commerce and analytics company, and a leading Adobe Platinum partner across North America. www.blueacornici.com. Beringer Capital acquired Blue Acorn, digital commerce UX design and strategy agency and iCiDigital, a digital consultancy firm in 2017 (together called as Blue Acorn iCi Group). Blue Acorn iCi group is owned by Beringer Capital, Company management and previous owners. The company is headquartered in Charleston, USA, and has presence across the US.

	Offerings: Strategy, analytics, design, creativity and engineering, on Adobe, Salesforce Commerce, and Shopify platform. Last 3 years' revenues (Fiscal year ending December 31st): CY19: USD 43.6 million, CY18: USD 41.9 million, CY17: USD 32.8 million.